INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Roadhouse Grill, Inc.:

The audit referred to in our report dated June 28, 1996, included the related financial statement schedules as of December 31, 1995, and for the fiscal year ended December 31, 1995, included in Amendment No. 3 to registration statement No. 333-12751. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audit. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We consent to the use of our report included herein and to the references to our firm under the headings "Selected Financial Data" and "Experts" in the prospectus.

                                      KPMG Peat Marwick LLP

November 14, 1996
Miami, Florida